Exhibit 99.4

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom")

Vodacom trading update for the period ended June 30, 2006

Vodacom Group (Proprietary) Limited ("Vodacom" or "Vodacom Group") (unlisted), in which Telkom has a 50.0% holding, today announced a quarterly update for the three months ended June 30, 2006.

As at June 30, 2006, Vodacom Group recorded 25.2 million customers across its networks operating in South Africa, Tanzania, the Democratic Republic of the Congo, Lesotho and Mozambique, reflecting a 7.3% increase in the three months since March 31, 2006. The growth in the customer base is a result of high gross customer connections of 3.5 million for the quarter. The Group’s other non South African operations comprised 4.9 million customers, or 19.3% of the total customer base.

South Africa

South Africa includes the operations of Vodacom South Africa, Smartphone SP (Pty) Limited, Smartcom (Pty) Limited and Cointel VAS (Pty) Limited.

South Africa increased its customer base by 6.4% since March 31, 2006 to 20.4 million customers in an increasingly competitive market. South Africa’s customer base comprises 2.5 million contract customers and 17.8 million prepaid customers, reflecting increases of 5.3% and 6.3% since

March 31, 2006, respectively. South African ARPU declined to R121 per month for the three months to June 30, 2006, compared to R139 per month for the twelve months which ended March 31, 2006.

South Africa defines an active customer as a SIM card that had a revenue generating activity in the three months leading up to the reporting date. Up to mid June 2006 calls forwarded to voicemail was regarded as a revenue generating activity, and such SIM cards classified as active customers. An analysis of the customer base, based on statistical sampling, has revealed that a material number of SIM cards have calls forwarded to voicemail as its only revenue generating activity. The majority of such messages are never retrieved by the customer. It is estimated that these SIM cards have an ARPU of less that R1 per month which is below the cost of maintaining such SIM cards on the network. It is therefore not justifiable to keep such SIM cards on the network.

South Africa has therefore decided to change its definition of an active customer to exclude calls forwarded to voicemail from the definition of a revenue generating activity. Such SIM cards would be disconnected from the network after being inactive for a 215 consecutive day period in accordance with the business rules of the company. The retrieval of a voice message by a customer is classified as a revenue generating activity.

Based on statistical analyses it is estimated that approximately 3.5 million affected pre-paid SIM cards, included in the customer base on June 30, 2006, will be deleted by December 31, 2006. It is also expected that normal monthly churn from July 2006 onwards would increase as a result of the activity rule change.

The impact of the activity rule change will have an immaterial impact on revenue, but it would have the effect of increasing prepaid ARPU for the period.

South Africa customers, year-to-date ARPU and churn as at June 30, 2006 compared to March 31, 2006 are as follows:

South Africa	March 31, 2006	June 30, 2006	% change

Customers (thousands)	19,162	20,380	6.4
Contract	2,362	2,488	5.3
Prepaid	16,770	17,834	6.3
Community services telephones	30	58	93.3
ARPU (ZAR)	139	121	(12.9)
Contract	572	526	(8.0)
Prepaid	69	61	(11.6)
Community services telephones	1,796	1,154	(35.7)
Churn (%)	17.7	27.6	9.9 pts
Contract	10.0	10.8	0.8 pts
Prepaid	18.8	29.9	11.1 pts

Other non South African operations

Vodacom’s other non South African operations increased their total customer base by 11.6% since March 31, 2006 to 4.9 million customers. Satisfactory customer growth was achieved in all Vodacom’s other non South African operations, most notably Mozambique with a 19.2% increase in its customer base.

Vodacom’s other non South African operations’ customers, year-to-date ARPU and churn as at June 30, 2006 compared to March 31, 2006 are as follows:

Other non South African operations	March 31, 2006	June 30, 2006	% change

Vodacom Tanzania
Customers (thousands)	2,091	2,289	9.5
Contract	7	11	57.1
Prepaid	2,081	2,275	9.3
Public phones	3	3	-
ARPU (ZAR)	67	51	(23.9)
Churn (%)	28.5	32.9	4.4 pts
Other African operations
Vodacom Congo
Customers (thousands)	1,571	1,768	12.5
Contract	14	15	7.1
Prepaid	1,538	1,730	12.5

Public phones	19	23	21.1
ARPU (ZAR)	86	81	(5.8)
Churn (%)	28.1	29.5	1.4 pts

Other non South African operations (continued)	March 31, 2006	June 30, 2006	% change

Vodacom Lesotho
Customers (thousands)	206	221	7.3
Contract	3	3	-
Prepaid	200	215	7.5
Public phones	3	3	-
ARPU (ZAR)	78	75	(3.8)
Churn (%)	22.3	19.6	(2.7 pts)

Vodacom Mozambique
Customers (thousands)	490	584	19.2
Contract	8	9	12.5
Prepaid	482	575	19.3
ARPU (ZAR)	36	26	(27.8)
Churn (%)	32.2	28.9	(3.3 pts)

Johannesburg

26 July 2006

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